Changes in Affiliates (New Affiliate)

POSCO Engineering and Construction — UZ is a new affiliate company of the POSCO Group. POSCO Engineering and Construction, an affiliate of POSCO, owns 100% percent of the total issued and outstanding shares of POSCO Engineering and Construction – UZ.

Company to be affiliated:

• Company Name: POSCO Engineering and Construction — UZ

• Total Assets (KRW): 59,632,650

• Total Shareholders’ Equity (KRW): 59,632,650

• Total Liabilities (KRW): -

• Total Capital (KRW): 59,632,650

• Current total number of affiliated companies: 141